News Release
For Immediate Release	Suite 1000, 205 Ninth Ave. S.E. Calgary, Alberta T2G 0R3 Website: www.fording.ca

FORDING ANNOUNCES 2007 SECOND QUARTER
CASH DISTRIBUTION

CALGARY, June 20, 2007 – Fording Canadian Coal Trust (TSX: FDG.UN, NYSE: FDG) today announced that the Trustees have declared a second quarter cash distribution of CDN$0.65 per unit to be paid on July 16, 2007 to unitholders of record on June 29, 2007. The ex-distribution date is June 27, 2007. This distribution is for the period from April 1, 2007 to June 30, 2007.

Unitholders who wish to participate in the Premium Distribution and Distribution Reinvestment Plan and have not yet provided instructions to the Plan Agent or their broker should do so prior to 5:00 p.m. EST on Friday, June 22nd.  Detailed information about the Plan is provided on the Trust’s website at www.fording.ca.

Taxation of Trusts in Canada

Bill C-52 Budget Implementation Act, 2007 which contains legislative provisions to implement the proposals to tax publicly traded income trusts in Canada, received Third Reading in the House of Commons on June 12, 2007 and is considered to be “substantively enacted” under Canadian accounting guidelines. The Senate must now pass the bill before it can be enacted into law.

As a result, we expect to record a non-cash future income tax expense of approximately $80 million for the quarter ending June 30, 2007.

Industrial Minerals Transaction

At this time all closing matters relating to the sale of Fording’s industrial minerals business have not been completed.  Accordingly, the second quarter distribution declared does not include any proceeds resulting from the sale.  All closing matters relating to the transaction are still expected to be completed around the end of the second quarter, and the Board will take this into consideration in determining the amount of the third quarter cash distribution to unitholders.

Tax Information for Cash Distributions

The information below is provided to assist unitholders in understanding the tax treatment of distributions paid by the Trust.

For unitholders resident in Canada, income distributed by the Trust will generally be treated as Trust income except where the income is sourced from capital gains realized by the Trust or from dividends received by the Trust. In these cases, the Trust intends to make appropriate designations in its tax returns so that the capital gains or dividends will retain their character when distributed to unitholders and will be subject to income tax accordingly. Distributions to unitholders made in a year that are greater than the net income of the Trust for the year will not be included in unitholders’ income but will be considered a return of capital and a reduction of the cost base of the units.

Income distributed by the Trust to non-residents of Canada will be subject to Canadian withholding tax of 25% subject to reduction under the provisions of any applicable tax treaty or conventions. Canadian withholding tax is generally 15% for U.S. holders.

The Trust is taxed as a corporation for U.S. tax purposes. Accordingly, distributions by the Trust will be considered foreign-source dividend income to the extent paid out of current or accumulated earnings and profits of the Trust, determined under U.S. income tax principles. Assuming that applicable unitholder-level requirements are met, these distributions are “qualified dividends,” eligible for taxation at reduced rates under recent U.S. federal income tax legislation. Payments in excess of current or accumulated earnings and profits will be applied first to reduce the cost base of the units and then as a capital gain should the cost base of the units be reduced to zero.

The Trust will issue a statement after the close of its fiscal year (December 31) that will provide information for Canadian and U.S. resident investors about the final characterization of the 2007 Trust distributions for income tax purposes.

Unitholders should consult their own tax advisors for advice with respect to the income tax consequences based on their particular circumstances.

About Fording

Fording Canadian Coal Trust is an open-ended mutual fund trust and one of the largest royalty trusts in Canada. The Trust makes quarterly distributions to unitholders using royalties received from its 60% interest in the metallurgical coal operations of the Elk Valley Coal Partnership. Elk Valley Coal Partnership, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust’s shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.

Forward-looking Information

Certain information included in this document is of a forward-looking nature. Forward-looking information is subject to known and unknown risks, as well as uncertainties and other factors. Accordingly, actual results may differ materially from those expressed or implied in forward-looking information. Some of the risks, uncertainties and other factors affecting Fording Canadian Coal Trust are discussed in our public filings with the securities regulatory authorities in Canada and the United States. Copies of Fording Canadian Coal Trust’s Canadian filings, including our most recent management information circular, annual information form, annual report, quarterly reports, material change reports and news releases, are available online at www.sedar.com, and copies of our U.S. filings, including our most recent annual report on Form 40-F as supplemented by filings on Form 6-K, are available at www.sec.gov. Information in this document is presented as of June 20, 2007 and is subject to change after this date. However, Fording Canadian Coal Trust disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

Paul Armstrong

Catherine Hart

Director, Investor Relations

Senior Investor Relations Analyst

403-260-5215

403-260-9817

Email: investors@fording.ca

Website: www.fording.ca